Exhibit (a)(20)

NOTICE OF ADDITIONAL FINANCIAL INFORMATION

To:	All Broadcom Employees Eligible to Participate in the Option Exchange Offer

From:	Scott Poteracki, Corporate Controller and Senior Director of Finance

Date:	June 15, 2001

Subject:	Additional Financial Information to Supplement the Offer to Exchange Certain Outstanding Options Having an Exercise Price Per Share of $45 or More for New Options

The staff of the Securities and Exchange Commission has completed its review of the material we furnished to you on May 24, 2001 and has requested that we provide the following additional financial information to aid you in your evaluation of the Offer.

The book value per share of Broadcom’s common stock at March 31, 2001 was $19.35. This amount was calculated by dividing Broadcom’s unaudited total consolidated shareholders’ equity at March 31, 2001 of $4,955,685,000 by the 256,057,246 shares of Broadcom common stock that were outstanding at March 31, 2001.

Broadcom’s consolidated ratio of earnings to fixed charges for each of the five years in the period ended December 31, 2000 and for the three-month period ended March 31, 2001 is as follows:

						Three Months
	Year Ended December 31,					Ended
						March 31,
	1996	1997	1998	1999	2000	2001

Ratio of earnings to fixed charges	16.2x	—	26.5x	34.1x	—	—

For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as consolidated income from continuing operations before income taxes plus fixed charges. Fixed charges are the sum of interest on all indebtedness, amortization of debt issuance costs, and estimated interest within rental expense. There are no minority interests in any Broadcom subsidiary and Broadcom has no preference securities, equity method investments or capitalized interest. Earnings were inadequate to cover fixed charges by $7.8 million for the year ended December 31, 1997, $691.8 million for the year ended December 31, 2000 and $429.6 million for the three months ended March 31, 2001.